Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Localvore, Inc.
66 Peru St.
Burlington, VT 05401
LocalvorePassport.com

Up to $889,999.89 in Common Stock at $0.39
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Localvore, Inc.
Address: 66 Peru St. , Burlington, VT 05401
State of Incorporation: VT
Date Incorporated: October 05, 2011

Terms:

Equity

Offering Minimum: $9,999.99 | 25,641 shares of Common Stock
Offering Maximum: $889,999.89 | 2,282,051 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.39
Minimum Investment Amount (per investor): $249.99

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based Investment Incentives

Friends and Family

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird

Invest within the first week and receive 10% Bonus Shares.

Early Bird

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based Investment Incentives

Tier 1 | $249+

Invest $249+ and receive 1 free annual membership.

Tier 2 | $500+

Invest $500+ and receive 2 free annual memberships.

Tier 3 | $1,000+

Invest $1,000+ and receive 1 lifetime membership.

Tier 4 | $5,000+

Invest $5,000+ and receive 1 lifetime membership + 5% Bonus Shares.

Tier 5 | $10,000+

Invest $10,000+ and receive 1 lifetime membership + 8% Bonus Shares.

Tier 6 | $25,000+

Invest $25,000+ and receive 1 lifetime membership + 10% Bonus Shares.

Tier 7 | $50,000+

Invest $50,000+ and receive 1 lifetime membership + 15% Bonus Shares.

Tier 8 | $100,000+

Invest $100,000+ and receive 1 lifetime membership + 20% Bonus Shares.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Localvore, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $39. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

The Localvore app is a social app built around supporting communities, local food, and amazing experiences. It's a discovery and engagement platform that's free for local businesses to attract conscious consumers to help end hunger. We have a consumer subscription service that gets them access to exclusive Local Offers and helps power our hunger relief work.

Localvore is a company that's purpose is to strengthen local economies and end hunger. We are on a mission to create resilient communities and healthier food systems. Our customers and partners help us fight against food insecurity and drive value to restaurants and small businesses.

Our app is also used as the statewide digital voucher system for the Vermont Everyone Eats program. Our customer, Southeast Vermont Community Action or SEVCA, contracts with us to facilitate takeout meals from restaurants for people experiencing food insecurity.

The Company was granted and received the right to use the trademark U.S. or international, standard character mark typeset for the use of the word "Localvore" to Localvore, Inc, filed with the USPTO on 2016-10-24.

Localvore, Inc. was formed on October 5, 2011, as an S-corp organized under the laws of Vermont. The company changed from an S-Corp to a C-Corp on September 4, 2014.

Competitors and Industry

The output of the U.S. full-service restaurant industry experienced similar growth in recent years and reached a total of over 80 billion U.S. dollars in 2020. For many in the U.S., restaurants have become an essential part of everyday personal and professional life. Millions depend on the hospitality sector for employment, however, the number of employees in the U.S. restaurant industry declined significantly in 2020 amidst the series of nationwide restaurant restrictions and closures caused by the health crisis.

https://www.statista.com/topics/1135/us-restaurants/#dossierKeyfigures

The food service industry is forecast to reach $898B in sales in 2022. The foodservice industry workforce is projected to grow by 400,000 jobs, for total industry employment of 14.9M by the end of 2022. More than half of restaurant operators said it would be a year or more before business conditions return to normal.

https://restaurant.org/state-of-the-industry/

The restaurant industry is close to a $900 billion annual industry according to this Wikipedia article.

https://en.wikipedia.org/wiki/United_States_restaurant_industry

96% of small businesses say they use social media in their marketing strategy. Based on these previous small business marketing statistics, it should be to no one's surprise that almost all small businesses report using social media in their marketing strategy.

https://www.fundera.com/resources/small-business-marketing-statistics

The market size, measured by revenue, of the Social Networking Sites industry, is $72.2B in 2022. The market size of the Social Networking Sites industry in the US has grown 20.0% per year on average between 2017 and 2022.

https://www.ibisworld.com/industry-statistics/market-size/social-networking-sites-united-states/

According to the 2019 Restaurant Success Report, 67% of restaurants pay for social media ads, 53% pay for community, event, or charity sponsorships, 42% pay for Google or search engine ads and 32% pay for newspaper or magazine ads.

https://pos.toasttab.com/blog/on-the-line/restaurant-marketing-budget#:~:text=How%20Much%20Do%20Restaurants%20Spend,for%20newspaper%20or%20magazine%20ads

Localvore is faced with several types of competition that are all competing for restaurant and local business marketing budgets. From small local media like radio, TV, and newspaper, to big social tech companies like Meta, Snap, TikTok, and others, to online directories and third-party delivery apps, there is a ton of competition.

We believe that big companies like Yelp, Facebook, and Doordash miss the mark for small businesses and conscious consumerism. These companies are making a profit on the backs of small restaurant owners, charging fees that cut into already slim margins. What's more, it's hard to find restaurants that appeal to the conscious consumer—the one buying from local producers and farmers in their community. Localvore is free to businesses and to anyone who uses the channel for search and discovery. No third-party fees. No big chains. No complicated algorithms.

Current Stage and Roadmap

In the past year, we grew by over 300% YOY by becoming a service provider for state government hunger relief programs during the pandemic.

We have proven and maintained our consumer subscription service for Local Offers and are now developing it toward the shared purpose of ending hunger. Now when customers subscribe, they are

fighting food insecurity in their community while receiving exclusive access to offers from the best restaurants and small businesses.

The next few years will be focused on replicating both of these revenue streams in other states. In 2022 we are focusing first on Minnesota where Gage Griffing is located and where we have already created a partnership with Second Harvest Heartland, Minnesota's largest hunger-relief 501C3.

Our technical roadmap for the next few years involves creating more social features, improving the web-based experience to complement the app, and adding features for businesses like payments and online ordering. Our brand and product strategy is surrounded by the purpose of connecting more conscious consumers with local restaurants that make our world a healthier place with less hunger in our communities.

The Team

Officers and Directors

Name: Daniel White

Daniel White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, CEO & Director
  Dates of Service: October 05, 2011 - Present
  Responsibilities: Salary: $70,000/year. Fundraising, Business Development, Product Development, Sales, & Marketing

Other business experience in the past three years:

- **Employer:** Mile Square Labs
  Title: Expert Advisor
  Dates of Service: September 01, 2019 - Present
  Responsibilities: I'm a resource for the network of expert advisors

Name: Michael Nedell

Michael Nedell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, COO & Director
  Dates of Service: October 05, 2011 - Present
  Responsibilities: Salary: $70,000/year. Digital Marketing, Product Development, and Software Management

Other business experience in the past three years:

- **Employer:** Team Vermont
  Title: Team Captain
  Dates of Service: January 20, 1998 - Present
  Responsibilities: Sculpting snow into beautiful pieces of art.

Name: Gage Griffing

Gage Griffing's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CRO & Director
  Dates of Service: January 07, 2017 - Present
  Responsibilities: Salary $70,000/Year. Business Development, Investor Relations, Fundraising, Sales, and Marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company recently issued Preferred Stock, which has preferential rights senior to the Company's Common Stock, at a valuation of $.1143 per share, which was substantially below the valuation provided for this current offering.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition, in connection with participating in the offering, you are required to become a party to the Company's Third Amended and Restated Stockholders' Agreement dated June 30, 2018 (the "Stockholders' Agreement"). The Stockholders' Agreement further limits your ability to transfer any shares of Common Stock purchased in this Offering.

Your investment could be illiquid for a long time
You should be prepared to hold this investment indefinitely. You cannot freely transfer your shares of Common Stock purchased in this offering. There is no established market for these securities and there may never be one. The Company has no obligation to redeem your shares.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $889,999.89 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence

management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the preferred stock investors, and the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Localvore, Inc. was formed on October 5th, 2011. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its

growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Localvore has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Localvore or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-

party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Localvore could harm our reputation and materially negatively impact our financial condition and business.

Senior Preferred Stock

The Company has two oustanding series of Preferred Stock. Series A Preferred Stock and Series A-1 Preferred Stock. In any liquidity event, the holders of this Preferred Stock would be entitled to a liquidation preference (including cumulative dividends) that are senior to the Common Stock, therefore it is possible that if the overall Company value in a liquidation event was not large enough, that the holders of the Company's Common Stock may not receive any amounts as a result of such liquidation event.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Vermont Everyone Eats Funding

The Vermont Everyone Eats program running out of funding is a unique risk that would require federal and state government decisions to negatively impact our business. Right now, we are generating close to $40k a month from being the service provider to the program, so it's a custom risk investors should be aware of.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel White	2,785,260	Common Stock	11.08%

The Company's Securities

The Company has authorized Common Stock, 6% Subordinated Convertible Promissory Notes, Series A-1 Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,282,051 of Common Stock.

Common Stock

The amount of security authorized is 28,000,000 with a total of 7,936,106 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 4,083,605 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 1 share to be issued pursant to stock options issued.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

Subject to the provisions of the Articles of Incorporation, as amended, the Board of Directors shall have power to declare and pay dividends upon shares of stock of the Corporation, but only out of funds available for the payment of dividends as provided by law.

6% Subordinated Convertible Promissory Notes

The security will convert into Newly created class of stock and the terms of the 6% Subordinated Convertible Promissory Notes are outlined below:

Amount outstanding: $50,057.00
Maturity Date: June 30, 2022
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Qualified equity offering of $500,000

Material Rights

In the event that (a) the Company enters into an agreement pertaining to (i) a sale, lease, exclusive license or other disposition of all or substantially all of its assets or (ii) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the equity holders of the Company immediately prior to such consolidation, merger or reorganization own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization other than in connection with a Qualified Equity Offering (each such event being referred to herein as a "Corporate Transaction"), and (b) the Notes have not been paid in full or converted as provided above, then the Company shall pay to the Holder the outstanding principal balance of the Note plus any unpaid accrued interest.

Series A-1 Preferred Stock

The amount of security authorized is 8,748,926 with a total of 8,748,926 outstanding.

Voting Rights

There are two series of Preferred Stock. Series A Preferred Stock and Series A-1 Preferred Stock. Both series vote together with the holders of Common Stock on an as-converted to common stock basis. The Series A Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A Preferred Stock for 1.5617 shares of common stock. The Series A-1 Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A-1 Preferred Stock for 1 share of common stock. These conversion rates are subject to adjustment for stock splits, stock dividends, recapitalizations, and additional issuances of capital stock, options, warrants, or convertible securities at a price per share below the original issue price of each series of Preferred Stock.

Material Rights

5% cumulative dividends accruing annually on the original issue price of each series, senior to any dividends payable on the common stock.

1x liquidation preference (including any accrued cumulative dividends) senior to any distributions payable on the common stock. This liquidation preference is senior to the Series A preferred liquidation preference.

Convertible into common stock.

Veto voting rights over certain corporate actions.

Entitled to elect one (1) board seat.

Entitled to weighted average anti-dilution rights.

(*See Exhibit F for further details on all rights mentioned above)*

Series A Preferred Stock

The amount of security authorized is 5,411,738 with a total of 5,411,738 outstanding.

Voting Rights

There are two series of Preferred Stock. Series A Preferred Stock and Series A-1 Preferred Stock. Both series vote together with the holders of Common Stock on an as-converted to common stock basis. The Series A Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A Preferred Stock for 1.5617 shares of common stock. The Series A-1 Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A-1 Preferred Stock for 1 share of common stock. These conversion rates are subject to adjustment for stock splits, stock dividends, recapitalizations, and additional issuances of capital stock, options, warrants, or convertible securities at a price per share below the original issue price of each series of Preferred Stock.

Material Rights

5% cumulative dividends accruing annually on the original issue price of each series, senior to any dividends payable on the common stock.

1x liquidation preference (including any accrued cumulative dividends) senior to any distributions payable on the common stock, but not senior to the distributions payable to the Series A-1 Preferred Stock.

Convertible into common stock.

Veto voting rights over certain corporate actions.

Entitled to elect one (1) board seat. Entitled to weighted average anti-dilution rights.

(*See Exhibit F for further details on all rights mentioned above*)

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, including the Company's prior investors who hold shares of Preferred Stock, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,000,002.60
  Number of Securities Sold: 8,748,926
  Use of proceeds: General working capital
  Date: October 07, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $45,000.00
  Use of proceeds: General working capital
  Date: March 27, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The year ended December 31, 2020, compared to the year ended December 31, 2021Revenue

Revenue for the fiscal year 2021 was $405,752, almost 3x compared to the fiscal year 2020 revenue at $118,008. The main reason was due to an increase in monthly contract revenue from Vermont Everyone Eats and the contract getting extended for the entire year of 2021.

Cost of sales

The cost of sales in 2021 was $4,981 a slight decrease but relatively flat approximately from costs of $6,439 in the fiscal year 2020. The flatness is because as a software and technology business our cost of sales is relatively low with scale.

Gross margins

The 2021 gross profit was $400,771, an increase of $289,202 over 2020 gross profit of $111,569. This improved performance was caused by the increase and contract extension with Vermont Everyone Eats.

Expenses

The Company's expenses in 2021 were $379,762 compared to 2020 which was $270,207. This increase was due to adding a third full-time salary for our CRO Gage Griffing and other General & Administrative expenses.

Our financial statements show year over year growth for three years mainly because of our new revenue stream as a technology partner to non-profits and the program Vermont Everyone Eats. We are relaunching the consumer subscription service to complement this as we aim to replicate both in the Twin Cities and other markets nationwide in 2022.

Our business model is efficient and lean in that our COGS is based on usage and the majority of our variable expenses are software development and salaries. Our fixed costs are low to maintain the product in the market which is why it's not difficult to sustain the business with the current amount of monthly and annual recurring revenue we are generating. The only changes the past year over year will be a slight increase in revenue that brings more opportunity for sustained growth.

Historical results and cash flows:

The Vermont Everyone Eats program has been incredibly successful and with Localvore as the technology partner the program and our contract continue to get extensions. FEMA, USDA, nonprofits, community foundations, community action agencies, and leaders across the country and world fighting the hunger and hospitality crisis are paying attention and learning how to replicate similar models.

There are no signs of the Vermont Everyone Eats program slowing down and it continues to get extended. We believe the company's past financial performance will be indicative of future performance as we look to replicate and scale the Vermont Everyone Eats program in other states and roll out our subscription service in other states as well.

With this investment, we will also have a marketing budget to launch the consumer subscription service in new markets that are vastly larger than Burlington, our home and test market. We will start with the Twin Cities and look to expand regionally in both the Midwest and New England.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company has capital resources available in the form of cash on hand of roughly $60,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have other funds to continue operating. This capital will only allow us to accelerate much faster and expand nationwide with the infrastructure that's already been built with over $3 million of previous investment capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

If we raise the entire $890,000 and if we have the same amount of $60,000 of cash on hand that would be roughly 90% if you include StartEngine's fees.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Flexible (fixed) costs allow us to run indefinitely without additional capital raised through StartEngine. This projection is based on, a) signed government contracts that cover the baseline engineering & hosting costs, and b) flexible overhead spending based on a remote workforce and decentralized team.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum funding goal will not only allow Localvore to continue operations indefinitely, it will also allow Localvore to scale up operations quicker. Reaching this maximum fundraising goal will allow us to expand our reach into additional cities, accelerating the growth in our subscriber base.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We may decide to raise another round of funding or grow with our own profitability. Over the life of Localvore, we have developed deep relationships with our committed investor base.

Indebtedness

- **Creditor:** Flexible Capital Fund
  Amount Owed: $730,235.00
  Interest Rate: 0.0%
  Maturity Date: October 31, 2022
  It's a 4% monthly royalty fee from revenues until we pay back the original loan.

- **Creditor:** EIDL
  Amount Owed: $23,000.00
  Interest Rate: 0.0%
  Maturity Date: May 27, 2023

- **Creditor:** Outstanding 2020 convertible note
  Amount Owed: $50,057.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2022

Related Party Transactions

- **Name of Entity:** Gage Griffing
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Series A, Series A-1 investor. Series A shares = 439,408 Series A-1= 1,033,318
  Material Terms: Preferred equity

Valuation

Pre-Money Valuation: $9,803,251.38

Valuation Details:

Our valuation is based on conservative projections, we anticipate breaking even within the next 18 months, with positive Net Operating Profit in late 2023. If we assume an overly conservative discount rate of 25%, this would bring the value of our future projections to a current-day valuation of roughly $9.8MM. This discount rate is far higher than the standard discount rate on many similar investments and shows our desire to be conservative. These forward-looking projections, while ambitious, are surely not extraordinarily difficult when taking into effect our recent transaction volume over the trailing 12 months. This traction was accomplished within the single market of Vermont, and we are looking forward to expanding to additional states in the near future.

The company and founders come from a decade of experience and historical traction in revenue growth and learnings from different business models. Localvore's first product showed a YOY growth pattern that illustrates the founders' knowledge of product-market fit and potential for scale. We have a proprietary technology platform that is ready to scale and has been invested in by a network of existing investors and advisors. This product iteration, now in its third year, shows the potential for a market-to-market adoption that can exceed all projections.

We have a partnership with the state of Vermont's hunger relief and restaurant support program "Vermont Everyone Eats". The app has seen over 200,000 transactional actions in the past 12 months and has added over 16,000 new users. The past year of new revenue growth resulted in over 300% YOY growth from 2020 to 2021. In the past 12 months, we've facilitated over 500,000 takeout orders with our restaurant partners and processed over $5 million of payments to those small businesses. Additionally, the Vermont Everyone Eats programs show the adaptability of this platform to serve multiple needs and pursue new revenue streams. Localvore currently operates in the 239th largest market in the U.S. and the inroads to new and larger markets have been being sown for the past two years.

Enterprise-focused seed pre-money valuations hit an average of $11 million in the first half of 2021, an all-time high.

https://techcrunch.com/2021/08/23/future-tech-exits-have-a-lot-to-live-up-to/#:~:text=Enterprise%2Dfocused%20seed%20pre%2Dmoney,after%20rising%20 consistently%20 since%202011.

We've added the hunger relief service revenue through Vermont Everyone Eats and here's a similar competitor that raised $1.5M at a $12M valuation. We are both helping restaurants win from helping fight food insecurity. We believe we have a better technology platform and solution that's different from this and showcased by the successful results and ongoing partnership with Vermont Everyone Eats.

https://pitchbook.com/profiles/company/171366-49#overview

The founders have experience raising capital. The company has previously raised over $3 million with dozens of local Vermont and Minnesota angel investors along with raising $400,000 in royalty financing from Vermont's local impact fund Flexible Capital Fund. The Flexible Capital Fund, L3C (Flex Fund) is a low profit, limited liability company launched in 2011. Managed by the Vermont Sustainable Jobs Fund, the Flex Fund is supported by 38 investor members committed to helping small and innovative growth-stage companies in the green economy stay and grow in Vermont. This capital and angel investor network has been used to build our technology platform and one-of-a-kind service. The new capital will be used to scale what has already been developed and proven successful.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we

have assumed: i) all preferred stock is converted to common stock and (ii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible debt currently outstanding. The Company currently has $50,065.84 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  If we raise the minimum we will use the funds to keep the operation intact.

If we raise the over allotment amount of $889,999.89, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  25.0%
  The majority of this marketing capital will be used to grow in Minnesota. Our subscription service that supports Minnesota Central Kitchen will launch Q2 this year with a focus on the 3.6 million people in the Twin Cities.
- *Technology*
  27.0%
  We plan on developing more social features and creating a national scale with the free social and discovery features of the product. This capital will also be used to improve the customer experience and interface and make other improvements to the platform to acquire and retain more customers.
- *Company Employment*

38.0%
We plan on making a key hires including a Community Manager, Social Media and Marketing Manager, and a Data Scientist. We will also use some of this capital for third-party professionals and officers and directors.

- *Operations*
6.5%
This is for our general and administrative costs and professional fees for our third-party finance team.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at LocalvorePassport.com (https://www.localvorepassport.com/annual-report/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/localvore

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Localvore, Inc.

[See attached]

Localvore, Inc (the "Company") a Vermont Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Localvore, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 24, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	262,960	239,091
Total Current Assets	262,960	239,091
Non-current Assets		
Office Furniture and Equipment, net of Accumulated Depreciation	12,744	12,744
Intangible Assets: Software Development, net of Accumulated Amortization	480,162	323,760
Other Assets	6,258	6,258
Total Non-Current Assets	499,164	342,762
TOTAL ASSETS	762,124	581,853
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	57,150	44,130
Convertible Note	45,000	45,000
Accrued Interest - Convertible Note	5,058	2,143
Short Term Debt	142	142
Deferred Revenue	6,182	8,272
Customer Deposits	299,151	228,690
Gift Certificates - Deferred Revenue	1,485	1,485
Payroll Liabilities	7,931	2,823
Total Current Liabilities	422,098	332,683
Long-term Liabilities		
Long Term Debt	400,000	400,000
Accrued Interest - Long Term Debt	337,961	250,570
EIDL Loan	23,000	14,500
Total Long-Term Liabilities	760,961	665,070
TOTAL LIABILITIES	1,183,059	997,753
EQUITY		
Common Stock	4,045	4,045
Common Stock - Stock Options	30,000	-
Preferred Stock	9,349	9,349
Additional Paid in Capital	4,074,546	4,074,546
Accumulated Deficit	(4,538,874)	(4,503,840)
Total Equity	(420,935)	(415,900)
TOTAL LIABILITIES AND EQUITY	762,124	581,853

Statement of Operations		
	Year Ended December 31,	
	2021	2020
Revenue	405,752	118,008
Cost of Revenue	4,981	6,439
Gross Profit	400,771	111,569
Operating Expenses		
Advertising and Marketing	10,162	17,588
General and Administrative	367,920	252,619
Rent and Lease	1,680	-
Depreciation	-	-
Amortization	-	-
Total Operating Expenses	379,762	270,207
Operating Income	21,009	(158,639)
Interest Income	45	-
Other Income	46,265	63,784
Interest Expense	101,481	86,059
Other Expenses	873	2,850
Net Income	(35,035)	(183,764)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income	(35,035)	(183,764)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	-	-
Accounts Payable	13,020	4,150
Accounts Receivable	-	228,690
Customer Deposits	70,461	-
Prepaid Expenses	-	750
Deferred Revenue	(2,090)	(3,134)
Accrued Interest - Convertible Notes	2,915	-
Other Assets	-	350
Payroll Liabilities	5,109	(5,939)
Other Adjustments	-	4,665
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	89,415	229,532
Net Cash provided by Operating Activities	54,380	45,769
INVESTING ACTIVITIES		
Software Development	(156,402)	(71,127)
Net Cash provided by Investing Activities	(156,402)	(71,127)
FINANCING ACTIVITIES		
Issuance of Common Stock - Stock Options	30,000	-
Short Term Debt	-	-
Long Term Debt	87,391	82,935
EIDL Loan	8,500	14,500
Additional Paid in Capital	-	45,000
Net Cash provided by Financing Activities	125,891	142,435
Cash at the beginning of period	239,091	122,015
Net Cash increase (decrease) for period	23,869	117,076
Cash at end of period	262,960	239,091

Statement of Changes in Shareholder Equity

	Preferred Stock		Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	14,160,664	9,349	3,852,500	4,045	4,074,546	(4,320,077)	(232,137)
Net Loss	-	-	-	-	-	(183,764)	(183,764)
Ending Balance 12/31/2020	14,160,664	9,349	3,852,500	4,045	4,074,546	(4,503,840)	(415,901)
Stock-based Compensation	-	-	100,000	30,000	-	-	30,000
Net Loss	-	-	-	-	-	(35,035)	(35,035)
Ending Balance 12/31/2021	14,160,664	9,349	3,952,500	34,045	4,074,546	(4,538,875)	(420,935)

Localvore, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Localvore, Inc ("the Company") was formed in Vermont on October 5th, 2011. The Company earns revenue through subscriptions as well as administrative and technical services from its mobile application that connects consumers with local restaurants and small businesses, offering exclusive deals to encourage discovery and engagement.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Subscription Revenue. The Company generates revenue by selling a subscription service to conscientious consumers looking to promote local growth by receiving exclusive offers to local restaurants and small businesses. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company deferred revenue of $9,756 and $7,666 for the years ended 2020 and 2021, respectively, for prepaid subscriptions and gift certificates with remaining performance obligations.

Government Contract Revenue. During the period of 2020 and 2021, the Company earned revenue from admin and service fees charged to a State to facilitate meal access services using the Company's core application. The performance obligation with respect to these services were the same as the consumer subscription revenue. The Contract with the state entity was attained out of the State's need to address food insecurity during the Covid 19 pandemic. The continuity of this revenue is uncertain as the pandemic has diminished in severity. The Company plans to continue efforts to partner with other state agencies and municipalities to obtain additional contracts, but the outcome of these efforts is uncertain.

Disaggregated Revenue

Revenue Source	2021	2020
Subscription Revenue	25,301	26,208
Government Contract Revenue	380,451	91,800
Total Revenue	405,752	118,008

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Amortization/Depreciation	Disposals	Book Value as of 12/31/21
Software Development	3	870,094	389,932	-	480,162
Office Furniture & Equipment	5	15,769	3,025	-	12,744
Grand Total	**-**	**885,863**	**392,957**	**-**	**492,906**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Income

In 2020 and 2021, the Company received grants and its PPP loan of $40,000 was forgiven in full, resulting in total other income of $63,784 and $46,265, respectively.

Equity Based Compensation

In September 2019, the Company granted a total of 100,000 Common Stock options to four of its developers to settle a $30,000 invoice. All 100,000 options have vested and have yet to be exercised.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is

more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	100,000	$ 0.001	$ 0.149
Granted	-	$ 0.001	$ -
Exercised	-	$ 0.001	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2020	100,000	$ 0.001	$ 0.149
Granted	-	$ 0.001	$ -
Exercised	-	$ 0.001	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	100,000	$ 0.001	$ 0.149
Options exercisable, December 31, 2021	100,000	$ 0.001	$ 0.149

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity date of June 31, 2021. The notes are convertible into shares of the Company's common stock at a 10% discount during a change of control or qualified financing event. These notes have not yet converted and remain outstanding as of December 31, 2021.

Loans

In June 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) for $14,500 with an interest rate of 3.75% and maturity date of June 2050. In July 2021, the Company's request to increase this loan to $23,000 was approved. This loan is not secured. The balance of this loan was $14,500 and $23,000 as of December 31, 2020 and 2021, respectively.

In February 2017, the Company entered into a revenue-sharing loan for $250,000 which has been increased to a total of $400,000 in June 2017. The monthly royalty payments will consist of 2% of gross revenues for the year 2017 through May 2018, and 3% of gross revenues from June 2018 till an aggregate sum of $786,000 in royalty payments is paid back. The maturity date is February 2022 upon which any remaining outstanding balance will become due and payable. This loan is secured by business assets subordinate to any senior financing as needed, as well as the owner's life insurance in an amount no less than $150,000. The balance of this loan was $400,000 as of December 31, 2020 and 2021.

In 2021, the Company entered into a Paycheck Protection Program (PPP) loan for $40,000 with an interest rate of 1% and maturity date in 2023. This loan was not secured and was forgiven in full in the same year.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	445,431
2023	447
2024	464
2025	482
2026	501
Thereafter	20,675

NOTE 6 – EQUITY

The Company has authorized 28,000,000 shares of Common Stock with a par value of $0.001 per share. 3,852,500 and 3,952,500 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 14,160,664 shares of Preferred Stock with a par value of $0.001 per share. All 14,160,664 shares were issued and outstanding as of 2020 and 2021.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Preferred Shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred Shareholders have 1 vote for every common share they could own if converted. Preferred Shareholders receive dividends at the discretion of the board of directors equal to 5% of the applicable Preferred Stock original issue price on such shares of Preferred Stock. Dividends accrue from day to day and are cumulative. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 24, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital in one of the years presented.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Localvore

Connecting conscious consumers with local restaurants to end hunger.


SOUPS & SALADS
HOURGLASS
BETWEEN THE BREAD

Website | Burlington, VT | SOCIAL MEDIA

Localvore is a multi-featured, scalable platform that builds community, supports local restaurants, and enables free meals for people who are experiencing food insecurity.

$51,419 raised

43 Investors	$9.8M Valuation
$0.39 Price per Share	$249.99 Min. Investment
Common Shares Offered	Equity Offering Type
$890K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 1 | Comments | Follow

Reasons to Invest

- Be part of the solution to ending hunger for more than 40 million people in America.
- Actively support local restaurants, businesses, food producers, and farmers.
- Join other investors who believe in the power of conscious consumerism, and help build community-scale commerce without the fees, friction, or frustration of big tech.

OVERVIEW

A platform for local

Localvore's technology platform was created to connect people with restaurants that support local food producers. The channel offers a simple way for conscious consumers to search local businesses, access offers, and engage with others on the social feed. During the pandemic, we added functionality that allows people experiencing hunger to order food directly from restaurants participating in the Everyone Eats program, helping to keep struggling restaurants afloat and making sure no one in our community went hungry. It's a win-win-win model that is proven in Vermont and ready to scale nationally.

THE PROBLEM

Big Tech Doesn't Work for Small Business

Big companies like Yelp, Facebook, and Doordash miss the mark for small businesses and conscious consumerism. These companies are making a profit on the backs of small restaurant owners, charging fees that cut into already slim margins. What's more, it's hard to find restaurants that appeal to the conscious consumer—the one buying from local producers and farmers in their community. Localvore is free to businesses and to anyone who uses the channel for search and discovery. No third-party fees. No big chains. No convoluted algorithms.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Localvore:

$249+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$249+ Investment
Tier 1
Invest $249+ and receive 1 free annual membership.

$500+ Investment
Tier 2
Invest $500+ and receive 2 free annual memberships.

$1,000+ Investment
Tier 3
Invest $1,000+ and receive 1 lifetime membership.

$5,000+ Investment
Tier 4
Invest $5,000+ and receive 1 lifetime membership + 5% Bonus Shares.

THE MARKET

We are addressing the unmet needs of the Conscious Consumer

When DoorDash went public, the market was valued at $50 billion. According to our research, we estimate that there are about 30 million conscious consumers* that match the demographic of our current Localvore customers. Capturing 10% of these consumers at a $9.95/month subscription price would yield over $300 million in annual recurring revenue.



DOORDASH
$50B
About 30M conscious consumers match the Localvore customers demographic
10% of these consumers
$9.95/ month subscription
$300M in potential annual recurring revenue

*Source: *BBMG Conscious Consumer Report*, *Biz Journal*

What sets us apart from other consumer tech apps is that we are free for businesses to use. Third-party tech companies have put all their energy into revenue generation from the restaurant and retail side. As they scale up through Venture Capital funding and extreme growth, they end up having to charge restaurants large fees that cause a significant loss on margins for the business (source). As a result, consumers are also impacted as it makes it harder for them to buy locally, either due to a lack of available inventory on other apps (due to financial costs imposed on small businesses) or by being met with high costs or fees themselves in order to support these organizations. It's just not sustainable no matter which side of the marketplace you're on.



LOCALVORE
Free for businesses to use
Third-party tech companies
charge restaurants large fees that cause a significant loss on margins for the business

THE SOLUTION

Localvore is more than just a tech company, it's a movement

We are building a movement that urges everyone to consider their interactions and the effects on the local economy every day with their purchases and support to further reinforce the idea that keeping our dollars local can have a direct impact on our communities on a large scale.

When money is invested locally, it is recirculated and strengthens the community and the ability for consumers to help their neighbors.

$10,000+
Investment
Tier 5
Invest $10,000+ and receive 1 lifetime membership + 8% Bonus Shares.

$25,000+
Investment
Tier 6
Invest $25,000+ and receive 1 lifetime membership + 10% Bonus Shares.

$50,000+
Investment
Tier 7
Invest $50,000+ and receive 1 lifetime membership + 15% Bonus Shares.

$100,000+
Investment
Tier 8
Invest $100,000+ and receive 1 lifetime membership + 20% Bonus Shares.



Local dollars can have a **direct impact** on our communities on a large scale

Restaurants are built on social experiences and deserve a free social platform that connects them with the local community. Consumers deserve a platform that is free to view and interact with offers, local services and directories, and offers that refresh daily, weekly, or monthly so they don't have to worry about expiration dates or keeping track of coupons. And everyone deserves a warm meal when they're hungry.


FREE PLATFORM


OFFERS LOCAL SERVICES
AND DIRECTORIES


INCLUDES A SOCIAL FEED

> **Localvore is a very unique platform; it connects businesses and consumers with common interests.**
>
> **Our past partnerships prove Localvore has the ability to draw intense focus on the local food scene through their presence in social media and technology.**
>
> -Owner and Chef Chiuho Sampson


LOCALVORE
A Single Pebble
0.3 mi
133 Bank St.
Burlington, VT
0.3 mi
41 Cherry Street
Burlington, VT
Saratoga Olive Oil
0.3 mi
86 Church Street
Burlington, VT
El Cortijo Taqueria - Burlington
0.4 mi
189 Bank Street
Burlington, VT
THORN + ROOTS
0.4 mi
92 Church Street

> *"Localvore is a very unique platform; it connects businesses and consumers with common interests. Our past partnerships prove Localvore has the ability to draw intense focus on the local food scene through their presence in social media and technology.*
>
> ***- Owner and Chef Chiuho Sampson had this to say about Localvore and their campaign in support of Vermont Works for Women***

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Our company currently generates revenue in two ways. One, as a service provider for the Vermont Everyone Eats program, and two, through a consumer subscription service where members are charged a fee of $9.95/month or $60/year. Our subscription service allows us to fight food insecurity and support local restaurants while growing our business.

In 2019, pre-pandemic, we activated 1,410 subscriptions. During the pandemic we iterated and added a revenue stream as the digital voucher system for the Vermont Everyone Eats program, facilitating over 500,000 meals since late 2020 and processed approximately $5 million to our restaurant partners.

Since 2019 we've activated
1,410 subscriptions

$20
Average Customer Acquisition Cost

$56
Average Spend Per Customer

8.55%
Average Churn Rate

$75
Lifetime Value

KPI's since January 1st, 2019 in Burlington, Vermont: (Data from Stripe)

- Average Customer Acquisition Cost = $20
- Average Spend Per Customer = $56
- Average Churn Rate = 8.55%
- Lifetime Value = $75

WHY INVEST

Do good by your neighbor and humankind

Our vision is to solve hunger by creating innovative solutions for local restaurants.


WE BELIEVE LOCAL
BUSINESSES ARE ESSENTIAL

At Localvore, we feel that the world needs a more purposeful technology platform. Our framework is rooted in strengthening local food systems by supporting local restaurants to help end hunger. Our vision is to build a business powered by conscious consumers that are inspired by the mission of ending hunger through purchasing their subscription.

Since 2015 Localvore originally launched has generated over 22,000 customers and has partnered with hundreds of restaurants, local businesses, and non-profit partners. In the past three years, we've grown revenue by over 100% YOY and became sustainable during the COVID-19 pandemic.

We have...



Had over 22K customers



Partnered with over 500 restaurants and businesses



Partnered with several charitable organizations, including Vermont's Everyone Eats program

Join us in the movement to end hunger by empowering conscious consumers and small businesses. Localvore is on a mission to revolutionize consumer tech by supporting and encouraging our neighbors!

August, 2012

Localvore's first platform launches.

LocalvoreToday.com was Vermont's own Buy Local Daily Deal Website.

October 2015

Localvore completes $700k Seed Round

Localvore raises its first seed round.

October 2018

Consumer Subscription Launch

Localvore releases a new platform powered by consumer subscriptions.

October 2019



$1,000,000 Seed Round

Localvore completes a second equity round with local investors.

September 2020-Present



Vermont Everyone Eats

Vermont Everyone Eats contracts Localvore to fight hunger during the pandemic.

May 2022

Launched on StartEngine

Now YOU can own a part of our company and own a part of the solution to end hunger.

April 2022

Minnesota Expansion

Localvore launches subscription service in support of Minnesota Central Kitchen program

April 2024

Anticipated: Localvore completes Series A

Localvore plans to raise $7M through a Series A to expand nationwide

2026

Anticipated: Localvore completes Series B

Localvore plans to raise $50M through a Series B and expand market reach in U.S. & Canada

In the Press

SHOW MORE

Meet Our Team



Daniel White

Co-Founder, CEO & Director

Dan is an entrepreneur focused on local commerce and strengthening communities. He is a University of Wisconsin-Madison Economics alumni and moved from his home city of Chicago to Burlington, Vermont to start Localvore. In the past decade, Dan has led different teams, designed different platforms, and raised over $3 million to build and create his vision for Localvore.



Michael Nedell

Co-Founder, COO & Director

Michael is from the Bronx, NY, and moved to Burlington, Vermont 25 years ago. He's a technologist, web and SEO expert, and co-founder of Localvore. He has led different teams of developers, created marketing campaigns that drove in millions of dollars in revenue and manages operations. He's also an international snow sculpting champion and musician.



Gage Griffing

CRO & Director

Gage is from and lives in the Twin Cities and is a startup investor with a sales and marketing background and managing partner and Board member at Localvore since 2018. Gage began investing in tech and entertainment startups after a successful sales career in Chicago with CDW and Groupon. He has invested multiple times in Localvore in 2015.

Offering Summary

Company	Localvore, Inc.
Corporate Address	66 Peru St. , Burlington, VT 05401
Offering Minimum	$9,999.99
Offering Maximum	$889,999.89
Minimum Investment Amount (per investor)	$249.99

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 25,641

Maximum Number of Shares Offered : 2,282,051

Price per Share : $0.39

Pre-Money Valuation : $9,803,251.38

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based Investment Incentives

Friends and Family

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird

Invest within the first week and receive 10% Bonus Shares.

Early Bird

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based Investment Incentives

Tier 1 | $249+

Invest $249+ and receive 1 free annual membership.

Tier 2 | $500+

Invest $500+ and receive 2 free annual memberships.

Tier 3 | $1,000+

Invest $1,000+ and receive 1 lifetime membership.

Tier 4 | $5,000+

Invest $5,000+ and receive 1 lifetime membership + 5% Bonus Shares.

Tier 5 | $10,000+

Invest $10,000+ and receive 1 lifetime membership + 8% Bonus Shares.

Tier 6 | $25,000+

Invest $25,000+ and receive 1 lifetime membership + 10% Bonus Shares.

Tier 7 | $50,000+

Invest $50,000+ and receive 1 lifetime membership + 15% Bonus Shares.

Tier 8 | $100,000+

Invest $100,000+ and receive 1 lifetime membership + 20% Bonus Shares.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Localvore, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $39. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Over $50k in the first 2 weeks!

1 day ago

Hi Localvore Community,

We are off to a great start and have raised over $50k in our first two weeks from 42 investors!

Our community is growing and we wanted to let you know that we will be doing a live zoom call on the first Wednesday of each month to build relationships, answer questions, and find new opportunities to grow together. The first one is Wednesday, June 1st and the information is below.

The initial goal was to reach the $45k milestone and now we are focused on hitting the $100k milestone. Please help us get there by sharing the campaign page with your network!

We want you to truly feel a part of our purpose to help end hunger and support restaurants, so I'll leave you with a recent post on our social feed from a Localvore user in Vermont, so you can feel the authentic appreciation people have for what we are doing. Now, you too are a part of taking this further.

As always, with gratitude,

Dan White



AT&T LTE
9:18 AM
LOCALVORE
Filter
Liked by you and 9 Localvores
12 days ago
Heather Smith
Everyone Eats! This couldn't have come along at a better time...... like, wow, thank you to all the businesses that are participating! My family has gotten to try food we've never had, local food, real flavors..... and we're not going hungry.... and it's supporting local businesses! Seriously, thank you to whomever created this opportunity for community to really come together, from the bottom of my heart...
Liked by you and 31 Localvores
Sydney Decker
Jasiah Fay Bernie for the win
14 days ago
Chuck Root

Zoom Call June 1st, 2022 Info:

Topic: Localvore Community Update!

Time: Jun 1, 2022 11:00 AM Eastern Time (US and Canada)

Join Zoom Meeting

https://us02web.zoom.us/j/87907970422?pwd=aWsxQ2VybEZvRmRBcTcydzlmZUQ3QT09

Meeting ID: 879 0797 0422

Passcode: 005564

One tap mobile

+16468769923,,87907970422#,,,,*005564# US (New York)

+13017158592,,87907970422#,,,,*005564# US (Washington DC)

Dial by your location

- +1 646 876 9923 US (New York)
- +1 301 715 8592 US (Washington DC)
- +1 312 626 6799 US (Chicago)
- +1 669 900 6833 US (San Jose)
- +1 253 215 8782 US (Tacoma)
- +1 346 248 7799 US (Houston)

Meeting ID: 879 0797 0422

Passcode: 005564

Find your local number: https://us02web.zoom.us/u/kw8P0ukDw

END OF UPDATES

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Yosef H. 93 INVESTMENTS 8 days ago Pinned by Company

Hi, a few questions. What is your revenue YTD or at least for the first quarter (what revenue growth are you on track for, for 2022?)? What is your monthly burn and what is your runway? What is your CAC? How do you plan on growing the team?

2 View 3 replies

Kyle S. SE OWNER 68 INVESTMENTS 2 days ago

I am so confused how you plan to make money? This sounds like a great CHARITY and not really a business at all? No fees being charged? The sole reason these competing companies charge the fees is because that is their business model and is how they have to operate to MAKE money. How do you differ if you aren't doing that? Cost is past by higher prices to the customer??

I am not knocking what you are doing because your mission seems respectable as a way to prop up local businesses; I just don't get how giving you money is anything short of a donation as opposed to an investment?

0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm Dan White, and I'm Michael Nedell, and we're the co-founders of Localvore. Since 2011, we've been developing technology for the purpose of strengthening local economies and supporting local businesses.

Local businesses across the country are struggling right now.

And we believe they are getting hammered with fees by big tech and social media.

There is no focused channel for local businesses, they all have to try to cut through the noise, or wade through a sea of memes to get their own message out, or, they have to pay to play.

And we believe that having to pay to reach the audience that you help build, is just wrong.

What local businesses need is a dedicated channel to reach their neighbors and community - without being manipulated by lopsided algorithms or paying extraordinary fees.

That’s what we’re building at Localvore.

Our platform is free, and our plan is to make it always be free for local businesses to reach 100% of their followers.

And for consumers who want to know what locals love and not what tourists hate localvore will be free to discover the best local businesses

We think local businesses, especially restaurants which are built around social experiences, deserve a social platform that is fun, and free to the businesses to use, always.

Our consumer subscription service gives customers exclusive access to local offers while helping alleviate hunger in their community.

When disaster struck in 2020, we were ready to step up and help our community. A program funded by the state of Vermont called Vermont Everyone Eats hired us to use our technology platform to connect restaurants to people negatively impacted by the pandemic.

And over the past 12 months, we've partnered with hundreds of restaurants, facilitated over half a million takeout orders for people experiencing food insecurity through our contactless ordering and redemption system.

As we look to the future we envision powering restaurants to help feed people in need, all over the country.

With this capital raise, we want to take what we've proven in Vermont and bring it to the rest of the nation.

31 million people in the United States identify as conscious consumers, and we believe we can empower them to help feed the over 40 million people experiencing hunger in 2021.

That's how critical this opportunity is.

We're asking for your investment so you can own a part of the future of local commerce, and we can continue to support local businesses, and each other in times of need, and in times of celebration.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF VERMONT
OFFICE OF SECRETARY OF STATE

Certificate of Amendment

I, James C. Condos, Vermont Secretary of State, do hereby certify that

attached is a true copy of the

Articles of Amendment

for

LOCALVORE, INC.

(SEE ATTACHED)

As filed in this department effective June 29, 2018

June 29, 2018

Given under my hand and the seal
of the State of Vermont, at
Montpelier, the State Capital

James C. Condos

James C. Condos
Secretary of State

BusinessID: 0131428
Filing Number: 0002396684

BUSINESS AMENDMENT

ELECTRONICALLY FILED

FILING NUMBER: 0002396684
FILING DATE/TIME: 6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

BUSINESS INFORMATION	
BUSINESS ID	0131428
BUSINESS NAME	LOCALVORE, INC.
BUSINESS TYPE	Domestic Profit Corporation
BUSINESS DESCRIPTION	Any Legal Purpose
BUSINESS EMAIL	DAN@LOCALVORETODAY.COM
ORIGIN DATE	10/5/2011

The following Items were amended :

UPDATE STOCK/SHARES			
NUMBER OF COMMON	28000000	TOTAL PAR VALUE	0.001000
NUMBER OF PREFERRED	14160664	TOTAL PAR VALUE	0.001000

CERTIFY					
TYPE OF APPROVAL		An amendment was approved by the shareholders			
Designation (Type of Share)	Number of outstanding shares	Number of votes entitled	Number of Votes of Each Voting Class	Votes For	Votes Against
Common Stock	3852500	3852500	3125000	3125000	0
Series A Preferred	1648242	1648242	1372829	1372829	0

AUTHORIZER INFORMATION	
AUTHORIZER SIGNATURE	Daniel White
AUTHORIZER TITLE	CEO & President

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

LOCALVORE, INC.

By these Second Amended and Restated Articles of Incorporation, Localvore, Inc., a Vermont corporation (the "Corporation"), hereby amends and restates its First Amended and Restated Articles of Incorporation filed on November 20, 2014, as amended (the "Existing Articles"), and in accordance with Sections 7.04, 8.21, 10.03, 10.06 and 10.07 of Vermont Statutes Annotated Title 11A, known as the Vermont Business Corporation Act, as the same may be supplemented, amended or replaced, (the "VBCA"), does hereby certify as follows:

A. These Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") amend and restate the Corporation's Existing Articles.

B. The provisions of these Articles of Incorporation were recommended to the shareholders for approval as being advisable and in the best interests of the Corporation by the Board of Directors on March 30, 2018.

C. Shareholders holding common stock and preferred stock of the Corporation were entitled to vote on the amendments contained in these Articles of Incorporation. At the time the shareholders voted to approve these Articles of Incorporation, there were: (a) 3,852,500 shares of common stock issued and outstanding and 3,852,500 shares of common stock entitled to vote; and (b) 1,648,242 shares of preferred stock issued and outstanding and 1,648,242 shares of preferred stock entitled to vote.

D. 3,125,000 shares of common stock were voted in favor of the amendments contained in these Articles of Incorporation and 0 shares of common stock were voted against the amendments. 1,372,829 shares of preferred stock were voted in favor of the amendments contained in these Articles of Incorporation and 0 shares of preferred stock were voted against the amendments. The number of votes cast in favor of the amendments contained in these Articles of Incorporation were sufficient for approval of these Articles of Incorporation.

E. The Existing Articles are hereby amended and restated in their entirety, to read as follows:

ARTICLE I

The name of the corporation is Localvore, Inc. (the "Corporation").

ARTICLE II

The registered office of the Corporation shall be 3 Main Street, Suite 214, PO Box 700, City of Burlington, County of Chittenden, State of Vermont, 05402, and the registered agent at such address shall be R.W. Eli Moulton III, Esq.

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

ARTICLE III

The Corporation is a Vermont general corporation, formed pursuant to Title 11A of the VBCA. The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the VBCA.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock that the Corporation is authorized to issue is 42,160,664. The total number of shares of Common Stock authorized to be issued is 28,000,000 shares, par value $0.001 per share. The total number of shares of Preferred Stock authorized to be issued is 14,160,664 shares, $0.001 par value per share, of which 5,411,738 shares are hereby designated as "Series A Convertible Preferred Stock" (the "Series A Stock"), 8,748,926 shares are hereby designated as "Series A-1 Convertible Preferred Stock" (the "Series A-1 Stock" and, together with the Series A Stock, the "Preferred A Stock").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred A Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred A Stock that may be required by the terms of the Articles of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B. PREFERRED STOCK

The rights, preferences, privileges and restrictions granted to and imposed on the Preferred A Stock are as set forth below in this Article IV(B). Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV.

1. Dividends. From and after the date of the issuance of any shares of Preferred A Stock, the holders of Preferred A Stock shall be entitled to receive a cumulative annual dividend equal to 5% of the applicable Preferred A Stock Original Issue Price (as defined below) on such shares of Preferred A Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred A Stock) (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, the

FILING NUMBER:0002396684
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EFFECTIVE DATE: 6/29/2018

Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred A Stock then outstanding shall first receive, or simultaneously receive, the amount of the aggregate Accruing Dividends then accrued on such shares of Preferred A Stock and not previously paid. The "Preferred A Stock Original Issue Price" shall mean $0.5552 per share of Series A Stock, and $0.1143 per share of Series A-1 Stock, and each shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred A Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred A Stock.

2.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A-1 Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A Stock or Common Stock by reason of their ownership thereof, an amount per share of Series A-1 Stock equal to the greater of: (i) one (1.0) times the applicable Preferred A Stock Original Issue Price for the Series A-1 Stock, plus any Accruing Dividends accrued but unpaid thereon, together with any other dividends declared but unpaid thereon; or (ii) the amount that would be paid on account of a share of Series A-1 Stock had it been converted to Common Stock as provided for herein and participated in the distribution to the holders of the Common Stock pursuant to Section 2.2, taking into consideration any amounts that would be distributable to the holders of the Series A Stock pursuant to Section 2.1.2. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Stock the full amount to which they shall be entitled under this Subsection 2.1.1, the holders of shares of Series A-1 Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The amount which a holder of a share of Series A-1 Stock is entitled to receive under this Subsection 2.1.1 is hereinafter referred to as the "Series A-1 Liquidation Amount".

2.1.2 After the payment of all preferential amounts required to be paid to the holders of shares of Series A-1 Stock, the holders of shares of Series A Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Series A Stock equal to the greater of: (i) one (1.0) times the applicable Preferred A Stock Original Issue Price for the Series A Stock, plus any Accruing Dividends accrued but unpaid thereon, together with any other dividends declared but unpaid thereon; or (ii) the amount that would be paid on account of a share of Series A Stock had it been converted to Common Stock as provided for herein and participated in the distribution to the holders of the Common Stock pursuant to Section 2.2, taking into consideration any amounts that would be distributable to the holders of the Series A-1 Stock pursuant to Section 2.1.1. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Stock the full amount to which they shall be entitled under this Subsection 2.1.2, the holders of shares of Series A Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The amount which a holder of a share of Series A Stock is entitled to receive under this Subsection 2.1.2 is

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

hereinafter referred to as the "Series A Liquidation Amount".

2.2 Distribution of Remaining Assets to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred A Stock, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event":

(a) a merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation fail to represent, or are converted into or exchanged for shares of capital stock that fail to represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred A Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred A Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Preferred A Stock shall vote together with the holders of Common Stock, as a single class.

3.2 Board Size; Election of Directors. The Board of Directors of the Corporation shall consist of five (5) directors.

3.2.1 For so long as at least 550,000 of the shares of Series A Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Stock), (i) the holders of record of the shares of Series A Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "Series A Director").

3.2.2 For so long as at least 2,500,000 of the shares of Series A-1 Stock are

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Stock), (i) the holders of record of the shares of Series A-1 Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "Series A-1 Director", and together with the Series A Director, the "Preferred Directors").

3.2.3 One (1) director shall be elected by the holders of a majority of the Common Stock, as a separate class, and the holders of a majority of the Preferred A Stock, voting on an as converted basis as a separate class.

3.2.4 The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.

3.2.5 The holders of a majority of the outstanding Preferred A Stock and Common Stock (voting together as a single class and on an as-converted basis) shall be entitled to elect all remaining directors of the Corporation.

3.2.6 For so long as directors are elected pursuant to Subsection 3.2.1 and/or Subsection 3.2.2, no director may be removed except by the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series A Stock, Series A-1 Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to Subsection 3.2.1, 3.2.2 and 3.2.4, then any directorship not so filled may be filled by the unanimous vote or written consent of the then current members of the Board of Directors until such time as the holders of the Series A Stock, Series A-1 Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3 Series A Stock Protective Provisions. At any time when at least 550,000 shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Stock) shares of Series A Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Stock;

(c) declare or pay any dividends on the Common Stock without

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

declaring and paying a like dividend on the Preferred A Stock (on an as-if-converted to Common Stock basis);

(d) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock that is senior to the Series A Stock with respect to dividends, distributions, redemption or liquidation, or that is entitled to super voting rights senior to the Series A Stock;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than: (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service; or (ii) a redemption of Series A Stock offered to all holders of Series A Stock; or

(f) increase or decrease the authorized number of directors constituting the Board of Directors.

3.4 Series A-1 Stock Protective Provisions. At any time when at least 2,500,000 shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Stock) shares of Series A-1 Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A-1 Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A-1 Stock;

(c) declare or pay any dividends on the Common Stock without declaring and paying a like dividend on the Preferred A Stock (on an as-if-converted to Common Stock basis);

(d) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock that is senior to the Series A-1 Stock with respect to dividends, distributions, redemption or liquidation, or that is entitled to super voting rights senior to the Series A-1 Stock;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than: (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service; or (ii) a redemption of Series A-1 Stock offered to all holders of Series A-

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

1 Stock; or

(f) increase or decrease the authorized number of directors constituting the Board of Directors.

4. Optional Conversion. The holders of the Preferred A Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert. Each share of Preferred A Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Preferred A Stock Original Issue Price by the applicable Preferred A Stock Conversion Price (as defined below) in effect at the time of conversion. The initial "Preferred A Stock Conversion Price" for each share of each series of Preferred A Stock shall be the applicable Preferred A Stock Original Issue Price for that series; provided, however, that the applicable Preferred A Stock Conversion Price in effect from time to time for each series Preferred A Stock shall be subject to adjustment as provided hereinafter.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred A Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation may either (i) pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation; or (ii) round the number of shares up to the nearest whole number. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred A Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred A Stock to voluntarily convert shares of Preferred A Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred A Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred A Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred A Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Preferred A Stock, or to his, her or its nominees, a certificate or certificates for the number

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of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Preferred A Stock represented by the surrendered certificate that were not converted into Common Stock, and cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Preferred A Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred A Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred A Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred A Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred A Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Preferred A Stock Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred A Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Preferred A Stock Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred A Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of a fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of S Preferred A Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred A Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Preferred A Stock Conversion Price shall be made for any declared but unpaid dividends on the Preferred A Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.4 Adjustments to Preferred A Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(a) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "Filing Date" shall mean the date upon which these Articles of Incorporation are accepted for filing by the Secretary of State of the State of Vermont.

(c) "Convertible Securities" shall mean any evidences of

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indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Filing Date, other than the following shares of Common Stock, and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively "Exempted Securities"):

(i) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the Corporation's 2014 Equity Incentive Plan, as the same may be amended (including, without limitation increasing, the number of shares of Common Stock reserved for issuance thereunder) from time-to-time as approved by the Board of Directors, including at the Preferred Directors (the "Plan");

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a stock dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred A Stock;

(iv) shares of Common Stock issued upon conversion of Preferred A Stock;

(v) shares of Common Stock, Options or Convertible Securities issued upon the exercise or conversion of any securities of the Corporation outstanding as of the Filing Date;

(vi) 3,763,496 shares of Series A Stock to be issued upon conversion of certain convertible promissory notes issued by the Corporation; or

(vii) shares of Series A-1 Stock issued by the Corporation under that certain Series A-1 Convertible Preferred Stock Purchase Agreement, dated on or about the date hereof, or any amendments thereto.

4.4.2 No Adjustment of Preferred A Stock Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Preferred A Stock Conversion Price may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of the series of Preferred A Stock affected. Any such waiver shall bind all future holders of shares of such series of Preferred A Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Filing Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Preferred A Stock Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Preferred A Stock Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Preferred A Stock Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Preferred A Stock Conversion Price to an amount which exceeds the lower of (i) the Preferred A Stock Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Preferred A Stock Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Preferred A Stock Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Preferred A Stock Conversion Price then in effect, or because such Option or Convertible Security was issued before the Filing Date), are revised after the Filing Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Preferred A Stock Conversion Price pursuant to the terms of Subsection 4.4.4, the Preferred A Stock Conversion Price shall be readjusted to such Preferred A Stock Conversion Price as would have obtained had such Option or Convertible Security

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

(or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Preferred A Stock Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Preferred A Stock Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Preferred A Stock Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Preferred A Stock Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Filing Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Preferred A Stock Conversion Price in effect immediately prior to such issue, then the applicable Preferred A Stock Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Preferred A Stock Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Preferred A Stock Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred A Stock) outstanding);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction (excluding any shares issued as a result of any adjustments pursuant to this Section).

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Preferred A Stock Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Preferred A Stock Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Filing Date effect a subdivision of the outstanding Common Stock, the Preferred A Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Filing Date combine the outstanding shares of Common Stock, the Preferred A Stock Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Preferred A Stock Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Preferred A Stock Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing: (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred A Stock Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred A Stock Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred A Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred A Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred A Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred A Stock had been converted into Common Stock on the date of such event.

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred A Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred A Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred A Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred A Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Preferred A Stock Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred A Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Preferred A Stock Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than seven (7) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred A Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred A Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred A Stock (but in any event not later than seven (7) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Preferred A Stock Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred A Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred A Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred A Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred A Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred A Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon the date and time, or the occurrence of an event (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), specified by the vote or written consent of the holders of: (i) at least a majority of the then outstanding shares of Series A Stock voting together as a separate class, on an as-converted basis; and/or (ii) at least a majority of the then outstanding shares of Series A-1 Stock voting together as a separate class, on an as-converted basis, then: (A) all outstanding shares of such series of Preferred A Stock so voting or consenting, shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (B) such shares may not be reissued by the Corporation. Notwithstanding the foregoing, upon the consummation of a firm commitment underwritten public offering for the account of the Corporation underwritten by a nationally recognized underwriter, whereby the Corporation raises aggregate proceeds (net of underwriting discounts and commissions, if any) of $50 million or more (a "Qualified IPO"), then, at the Mandatory Conversion Time: (A) all outstanding shares of Preferred A Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (B) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of the series of Preferred A Stock effected shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred A Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred A Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred A Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred A Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred A Stock converted. Such converted Preferred A Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred A Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred A Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred A Stock following redemption.

7. Waiver. Except as otherwise expressly provided for herein, any of the rights, powers, preferences and other terms of the Preferred A Stock set forth herein may be waived on behalf of all holders of Preferred A Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred A Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred A Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the VBCA, and shall be deemed sent upon such mailing or electronic transmission. Any notice required or permitted by the provisions of this Article IV to be given to the Corporation shall be mailed, postage prepaid, to the Corporation's principal business address with a copy sent to the Corporation's registered agent.

ARTICLE V

To the extent permitted by Section 2.02(b)(2)(C)(i), and Section 7.04(b) of the VBCA, as the same may be supplemented, amended or replaced, action required or permitted to be taken by the shareholders of the Corporation at a shareholders' meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all of the shares entitled to vote on the action, and if each shareholder is given prior notice of action proposed to be taken, signed by the holders of at least a majority of the shares, and filed in the corporate minute book. Prompt notice of any action taken by less than unanimous written consent in lieu of a meeting shall be given to all shareholders entitled to vote on such action.

ARTICLE VI

To the extent permitted by Section 2.02(b)(4) of the VBCA, as the same may be supplemented, amended or replaced, no director of the Corporation shall be personally liable to the Corporation or its shareholders for money damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 8.30 of the VBCA, or (iv) for any transaction from which the director derived any improper personal benefit. Any repeal or modification of the foregoing provisions of this Article VI by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VII

Subject to the provisions of Article IV(B)(3.3) and Article IV(B)(3.4), the holders of a majority of the Corporation's issued and outstanding capital stock may amend any provision contained in these Articles

FILING NUMBER:0002396684
FILING DATE:6/29/2018 12:43:00 PM
EFFECTIVE DATE: 6/29/2018

9

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